CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$ 29,252,000	$2,085.67

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Final Pricing Supplement (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845 February 2, 2010

US$29,252,000

STEP-UP FIXED RATE CALLABLE NOTES DUE FEBRUARY 5, 2025

Principal Amount:

US$29,252,000

Issuer:

Barclays Bank PLC (Rated AA–/Aa3) 1

Issue Price:

100%

Series:

Medium-Term Notes, Series A

Original Issue Date:

February 5, 2010

Principal Payment at Maturity:

100%, subject to the creditworthiness of the Issuer.

Interest Rate Type:

Step-Up Fixed Rate

Original Trade Date:

February 2, 2010

Maturity Date:

February 5, 2025, subject to Early Redemption at the Option of the Company (as set forth below).

CUSIP:

06740JWA4

ISIN:

US06740JWA41

Denominations:

Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

Business Day:

☒ New York

☒ London

☐ Euro

☐ Other (_________________)

Interest Rate:

From and including February 5, 2010, to but excluding February 5, 2015: 5.1425% (the Initial Rate)

From and including February 5, 2015, to but excluding February 5, 2020: 5.3925% (the Initial Rate plus 0.25%)

From and including February 5, 2020, to but excluding February 5, 2025: 6.3925% (the Initial Rate plus 1.25%)

Initial Rate:

5.1425%

Interest Payment Dates:

☐ Monthly,☐ Quarterly,☒ Semi-Annually,☐ Annually,

payable in arrears on February 5 and August 5 of each year, commencing on August 5, 2010 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Business Day Convention:

Following, Unadjusted

Day Count Convention:

30/360

Early Redemption at the Option of the Company:

We may redeem your Notes, in whole but not in part, on any Interest Payment Date commencing on February 5, 2011 provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price

If we exercise our redemption option, you will receive on the Early Redemption Date a Redemption Price equal to 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:

DTC; Book-entry; Transferable.

Listing:

The Notes will be not listed on any U.S. securities exchange or quotation system.

Price to Public

Underwriting Commission

Proceeds to Barclays Bank PLC

Per Note

100.00%

1.75%

98.25%

Total

$29,252,000.00

$511,910.00

$28,740,090.00

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital

BofA Merrill Lynch

1 For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement, the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus and the prospectus supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Bank PLC or any underwriter or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus and the prospectus supplement if you request them by calling MLPF&S toll free at 1-866-500-5408 or Barclays Capital Inc. (“Barclays Capital”) toll free at: 1-888-227-2275 (Extension 3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue, Attn: US InvSol Support, New York, NY 10019.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes only if you hold your Notes to the Maturity Date (or Early Redemption Date, if applicable). Because the Notes are our senior unsecured obligations, payment of any amount at maturity, as well as each interest payment on the Notes, are subject to our ability to pay our obligations as they become due.

•

Early Redemption Risk—It is possible that we will call the Notes prior to the Maturity Date. If the Notes are redeemed prior to their Maturity Date, you may be subject to reinvestment rate risk whereby it is likely that you will be unable to invest in securities with similar risk and yield as the Notes. Your ability to realize market value appreciation is limited by our right to call the Notes prior to the Maturity Date.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Subject to our credit risk, you will not receive less than the principal amount of the Notes if you hold the Notes to maturity; however, the Original Issue Price of the Notes includes the underwriting commission and the cost of hedging our obligations under the Notes. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which the MLPF&S, Barclays Capital or their respective affiliates will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates, as well as MLPF&S or its affiliates, play a variety of roles in connection with the issuance of the Notes, and may engage in trading activities to hedge our obligations under the Notes. In performing these roles, the economic interests of our affiliates and those of MLPF&S or its affiliates are potentially adverse to your interests as an investor in the Notes.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. MLPF&S, Barclays Capital and their respective affiliates may make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MLPF&S, Barclays Capital or their respective affiliates are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

In addition, any secondary market prices may differ from values determined by pricing models used by Barclays Capital, MLPF&S or their respective affiliates as a result of underwriter discounts, mark-ups or other transaction costs. Moreover, this hedging activity may result in Barclays Capital, MLPF&S or their respective affiliates, realizing a profit, even if the market value of the Notes declines.

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the “IRS”) and U.S. holders will be consistent with such treatment, and each holder will agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on this approach.

We intend to take the position that, solely for purposes of determining whether the Notes are issued with “original issue discount,” we are deemed to exercise the call option prior to each interest rate step-up, and that, as a result, interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Notes Subject to Call or Put Options” in the prospectus supplement.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to MLPF&S, and MLPF&S has agreed to purchase from us, as principal, the principal amount of the Notes, and at the price specified on the cover of this pricing supplement. MLPF&S will commit to take and pay for all of the Notes, if any are taken. MLPF&S is an agent under a distribution agreement with us, as described in the section of the prospectus supplement, “Plan of Distribution-Initial Offering and Sale of Securities-Distribution Agreement.”

If you place an order to purchase the Notes through MLPF&S, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S, Barclays Capital and their respective affiliates are not obligated to engage in any secondary market transactions and/or market-making transactions with respect to the Notes. If they elect to engage in any such transactions, MLPF&S, Barclays Capital or their respective affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of sale.

Barclays Capital or one of its affiliates may use this pricing supplement in market resale transactions in the Notes after their initial sale. Unless Barclays Capital or its agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

MLPF&S may use this pricing supplement and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions solely for the purpose of providing investors with the description of the terms of the Notes that were made available to investors in connection with the initial distribution of the Notes. Secondary market investors should not, and will not be authorized to, rely on this pricing supplement or accompanying prospectus supplement or prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence.

US$29,252,000

BARCLAYS BANK PLC

STEP-UP FIXED RATE CALLABLE NOTES DUE FEBRUARY 5, 2025

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 14, 2009)

Barclays Capital

BofA Merrill Lynch